Exhibit 12

RAYTHEON COMPANY

STATEMENT REGARDING COMPUTATION OF
RATIO OF EARNINGS TO COMBINED FIXED CHARGES
(income excludes discontinued operations for all periods)

	Year Ended December 31,
(In millions, except ratio)	2014	2013	2012	2011	2010
Pretax income from continuing operations attributable to Raytheon Company common stockholders*	$2,952	$2,740	$2,788	$2,613	$2,390
Add:
Fixed charges	291	296	291	265	233
Amortization of capitalized interest	4	4	4	5	4
Less:
Capitalized interest	3	3	4	3	3
Income as adjusted	$3,244	$3,037	$3,079	$2,880	$2,624
Fixed charges:
Portion of rents representative of interest factor	$75	$83	$86	$90	$104
Interest on indebtedness	213	210	201	172	126
Capitalized interest	3	3	4	3	3
Fixed charges	$291	$296	$291	$265	$233
Ratio of earnings to fixed charges	11.1	10.3	10.6	10.9	11.3

*Net of adjustment for earnings from affiliates